Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28340-01 / CW1055864.3

February 6, 2007

BY FACSIMILE AND COURIER

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	John P. Nolan, Accounting Branch Chief

Lisa Haynes, Senior Staff Accountant

Dear Sirs:

Re: Cathay Merchant Group, Inc. Form 10-K for the period ended July 31, 2005 Form 10-Q for the quarter ended October 31, 2006 File No. 001-16283

                              We refer your letter of January 23, 2007 with respect to the Form 10-K for the period ended July 31, 2005 and the Form 10-Q for the quarter ended October 31, 2006 filed by our client, Cathay Merchant Group, Inc. (the "Company").

                              We have keyed our responses to your comments in your letter dated January 23, 2007.

Form 10-KSB for the period ended July 31, 2005

Notes to Consolidated Financial Statements

Note 1. Business Description and Summary of Significant Accounting Policies

Receivables, page 31

1.	The Company undertakes to provide an expanded discussion of the following in its future filings:
•	the amount of its annual sales which were attributable to related parties as compared to unrelated third parties;
•	the age of its receivables and due to affiliates outstanding; and

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•	how it determines that the collection of its receivables was probable.

The disclosure on receivables would be revised as follows:

Receivables are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the trade or the contracts. The Company’s annual sales for the year ended July 31, 2005 was $5,723 of which $5,234 were sold to MFC Bancorp Ltd. (now KHD Humboldt Wedag International Ltd.).

The Company makes judgments as to its ability to collect outstanding receivables from the third parties and provides an allowance for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, the Company analyzes historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the Company’s future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required.

Estimates and judgments could change in the near-term, and could result in a significant change to a previously recognized provision. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of recoveries. As of July 31, 2005, all receivables and due from affiliates are less than 90 days, no long outstanding balances were noted. No allowance for credit losses was considered necessary as at July 31, 2005.

Purchase Option Agreements, page 32

2.

According to paragraph 39 of SFAS 141, “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” Both option agreements were valid contracts by themselves. As such, such agreements meet the contractual-legal criterion per SFAS 141. The option agreements cannot be sold to third parties, cannot be licensed and are not transferable without the consent of the seller (GSA Grunstuckfinds Sachsen-Anhalt GmbH).

3.

The Company had two option purchase agreements. The first agreement was signed between GSA Grunstuckfinds Sachsen-Anhalt GmbH and AFM Aluminiumfolie Merseburg GmbH (a subsidiary) dated September 26, 2002. The purchase price amount of €3.4 million includes land, buildings and equipment. The expiry date of the agreement is September 30, 2007. The following table shows the market value of the land, building and equipment on the day of the option purchase agreement:

	Market Value	Option Price
	(€ in thousands)
Land	858	127
Building	1,164	173
Equipment	8,028	3,100
Total	10,050	3,400

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AFM Aluminiumfolie Merseburg GmbH paid €19,000 as lease payment to GSA Grunstuckfinds Sachsen-Anhalt GmbH covering site, buildings and equipments and €8,225 covering insurance, land tax, sewer charges, etc. for one month ended July 31, 2005.

The second agreement was signed between GSA Grunstuckfinds Sachsen-Anhalt GmbH and MAW Mansfelder Aluminiumwerk GmbH for €3.0 million and includes land, buildings and equipment. The expiry date of the agreement is July 31, 2009. The following table shows the market value and the purchase price of the land, building and equipment on the day of the option purchase agreement:

	Market Value	Option Price
	(€ in thousands)
Land	300	259
Building	900	776
Equipment	6,800	2,000
Total	8,000	3,050

MAW Mansfelder Aluminiumwerk GmbH paid €14,500 as lease payment to GSA Grunstuckfinds Sachsen-Anhalt GmbH covering site, buildings and equipments and €440 covering land tax, sewer charges, etc. for one month ended July 31, 2005.

Both agreements were subsequently acquired by the Company at June 30, 2005 through the acquisition of the aluminium manufacturing business.

4.

The Company considered the guidance in EITF 01-8 as part of its determination as to how to account for the purchase option agreements. To understand why EITF 01-8 is not applicable, the Company would like to restate certain facts associated with the purchase option agreements:

•

The property leases were originally determined to be operating leases. The leases do not transfer title or have other characteristics of capital leases as described in paragraph 7 of SFAS 13. The purchase option agreements were not contemplated when these leases were signed.

•

After years had passed, the Company entered into the purchase option agreements. These agreements gave the Company the option to purchase the leased land and the option to purchase land that was not even being leased.

•	The lease agreements and the option agreements are stand-alone agreements.

Based on these facts, the Company does not believe EITF 01-8 is applicable as the lease agreements and the purchase option agreements were separate contracts and were not entered into at or near the same time.

Revenue Recognition, page 33

5.

The Company is the primary obligor in the sale arrangement. The Company is responsible for providing the aluminium products to its customers (primarily MFC Bancorp Ltd. (now KHD Humboldt Wedag International Ltd.)).

CW1055864.3

The Company has general inventory risk. The Company manufactures aluminium products and takes title to the product before the customer places the order. The customer has a right to return and the Company will take the title of the products after return.

The Company has latitude in establishing price. Although its final products are commodity-based, the Company does negotiate the price with its customers based upon the different grades of the products, its inventory level, the urgency of the order, etc.

After applying the indicators, the Company believes that it should report revenue based upon the gross amount billed to its customers.

Form 10-QSB for the period ended September 30, 2006

Management’s Discussion and Analysis

Application of Critical Accounting Policies, page 13

6.	The Company performed an expected cash flow analysis in March 2006. The discounted cash flow was €8.8 million at the time.

In the second quarter of 2006, the Company terminated the management agreement with MFC Merchant Bank S.A. which will save the Company $0.9 million a year. The Company believes the termination of the management agreement together with other cost reduction measures will improve the Company’s profitability and cash flows gradually. The Company believes activity will pick up in the latter half of 2007. The Company believes the fair value of the goodwill exceeds the carrying amount of the goodwill as of September 30, 2006.

The Company also reviewed the recoverability of the carrying amount of the Long-Lived Assets based on the expected cash flow mentioned above. No impairment charge is considered necessary.

General

7.	We enclose a copy of our December 20, 2006 response letter.

Should you have any questions, please do not hesitate to contact Virgil Hlus at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/ljm

Encl.

cc:     Cathay Merchant Group, Inc.

          Attention: Michael Smith

CW1055864.3